SETH R. MOLAY, P.C. 214.969.4780/fax: 1.214.969.4343 smolay@akingump.com

September 30, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Karina V. Dorin, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:	Mammoth Energy Services, Inc.
Registration Statement on Form S-1, as amended
Filed September 23, 2016
File No. 333-213504

Ladies and Gentlemen:

Reference is hereby made to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), of Mammoth Energy Services, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).

We supplementally advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as follows on behalf of the Company:

Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $15.00 and $18.00, with 7,500,000 shares of common stock offered to the public by the Company and an aggregate of 250,000 shares of common stock offered by the selling stockholders identified in the Registration Statement, representing, in total, approximately 20.7% of the outstanding shares of common stock of the Company immediately upon completion of the Offering. The selling stockholders have granted the underwriters an option to purchase up to an aggregate of 1,162,500 additional shares of common stock. The Company will not receive any proceeds from the sale of shares by the selling stockholders.

1700 Pacific Avenue, Suite 4100 | Dallas, Texas 75201-4675 | 214.969.2800 | fax: 214.969.4343 | akingump.com

Division of Corporation Finance

September 30, 2016

We have attached a Exhibit A to this letter versions of the cover page of the prospectus, “Summary — The Offering,” “Use of Proceeds,” “Capitalization” and “Principal and Selling Stockholders” that reflect the above information. For your convenience, we will also supplementally provide the Staff marked versions of these sections of the Registration Statement to show all changes from the corresponding sections in Amendment No. 1 to the Registration Statement filed on September 22, 2016.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information, including the information set forth in this letter, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended, including any such information set forth in this letter.

The Company further advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the Offering.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as October 3, 2016. We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (214) 969-4780.

Very truly yours,

/s/ Seth R. Molay

Seth R. Molay, P.C.

cc:	Mark Layton,
Mammoth Energy Services, Inc.